SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended



                            DABHOL POWER COMPANY
                     (Name of foreign utility company)



 Please send a copy of all notices and correspondence concerning this Notice to:


                            Dabhol Power Company
                             c/o Lauren Hagerty
                        333 Clay Street, Suite 1800
                            Houston, Texas 77002





                                   ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      Dabhol Power Company ("DPC") a company incorporated in India under the Companies Act, 1956, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that DPC is a foreign utility company within the meaning of Section 33(a) of the Act.

 Name and Business Address:

 Dabhol Power Company
 611/613 Midas, 6th Floor
 Sahar Plaza Complex
 Mathurdas Vasantji Road
 Andheri (East), Mumbai 400 059, India

 Description of Facilities:

      DPC was formed to develop, construct, own and operate a power station and an LNG regasification facility and associated port facilities (the "Project") near the village of Dabhol in the State of Maharashtra, India, approximately 170 kilometers south of Mumbai, and to sell power to the Maharashtra State Electricity Board ("MSEB"), the state-owned utility pursuant to the terms of a power purchase agreement (the "PPA"). The Project is being developed and constructed in two phases. The first phase of the Project, comprising a single power block and certain ancillary facilities ("Phase I"), has been financed, and construction was commenced in March 1995. Phase I is expected to commence commercial operations in January 1999. The second phase of the Project is currently under development and includes the addition of two power blocks, the construction of an adjacent regasification facility, fuel jetty and breakwater, a dredged channel and turning basin ("Phase II"). Upon completion of Phase II, therefore, the Project will include three power blocks incorporating state of the art, combined-cycle technology. Each power block will consist of a combined-cycle unit comprising two combustion turbine generators, two heat recovery steam generators and one steam turbine generator.

      The Phase I power block utilizes power generation equipment manufactured or supplied by General Electric Company ("GE"), including GE's 9FA combustion turbines. Included in the Phase I power block is a GE Frame 6 simple-cycle combustion turbine to provide black start capability
 as well as peaking capability.   The contracted capacity of Phase I under
 the PPA is 740 MW. Phase I has been designed to run on natural gas, No. 2 distillate fuel oil or naphtha.

      Phase II includes two additional blocks and certain auxiliary systems and will also utilize GE Frame 9FA combustion turbines and other power generation equipment manufactured or supplied by GE. The contracted capacity of the Project after entry into commercial service of Phase II for
 purposes of the PPA is 2184 MW.   Phase II of the Project will also include
 the construction of a regasification facility which will process liquified natural gas, a portion of which will be used to supply the power station's requirements for natural gas.

 Ownership:

      DPC is a company with unlimited liability formed under the laws of India. DPC's current shareholders and their share ownership in DPC are as follows:

   o Enron Mauritius Company ("Enron Mauritius"), an affiliate of Enron Corp. - 50%;

   o Energy Enterprises (Mauritius) Company, an affiliate of Bechtel Enterprises, Inc. - 10%;

   o Capital India Power Mauritius I, an affiliate of General Electric Capital Corporation - 10%; and

   o       Maharashtra Power Development Company Limited, an affiliate of
           MSEB - 30%.

 The ordinary shares of DPC are divided into 'A' shares and 'B' shares making up 79% and 21% of the equity in DPC respectively. The 'B' shares are entirely owned by Enron Mauritius and are distinct from the 'A' shares in two respects. First, 'B' shares are subject to certain transferability restrictions; specifically, such shares cannot be transferred except with
 the consent of disaffiliated owners in their sole discretion.   In addition
 Enron Mauritius, as the single holder of 'B' shares, has the right to purchase, for fair market value, the interests of shareholders voting against Enron Mauritius on certain issues fundamental to DPC.

                                   ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Portland General Electric Company ("PGE") is a domestic associate public utility company and is a direct subsidiary of Enron Corp. PGE has not made an investment in and does not have any contractual relationship with DPC, nor is any such investment or contractual relationship contemplated.

      The certification of the Oregon Public Utility Commission, as required under Section 33(a)(2) of the Act is attached hereto as Exhibit A.



                                 SIGNATURE


      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                 Dabhol Power Company



                                 By: /s/ James V. Derrick, Jr.
                                     ________________________
                                 Name:  James V. Derrick, Jr.
                                 Title: Director



 Dated: December 17, 1998



                               EXHIBIT INDEX


 Exhibit A - Oregon Certification



EXHIBIT A

                                           Oregon Public Utility Commission
                                                      550 Capitol Street NE
                                                       Salem, OR 97310-1380
                                                              (503)873-7394


                                June 23, 1997



 Securities and Exchange Commission
 Judiciary Plaza
 450 West Fifth Street
 Washington, D.C.  20549

 Re: Public Utility Holding Company Act of 1935 - Investments in Foreign Utility Companies by Enron Corp.
      DOJ File No. 860-115-GPO138-96

      Enron Corp. (Enron) has advised us that it, or its subsidiaries or affiliates, may from time to time directly or indirectly acquire and maintain interests in one or more "foreign utility companies," as that term is defined in the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Such foreign utility companies will derive no part of their income from electric or gas utility operations within the United States.

      Upon closure of Enron's merger with Portland General Corporation
 (PGC), the parent corporation of Portland General Electric Company (PGE), Enron will own all of the stock in PGE. PGE is a "public utility" as defined in the Oregon public utility laws and, as such, is subject to our jurisdiction over its utility operations within the state of Oregon, including its retail electric rates. PGE is also a "public utility company" as that term is defined in PUHCA.

      The 1992 Energy Policy Act amendments to PUHCA provide a procedure for exempting a foreign utility company from PUHCA such that a public utility company's direct or indirect ownership of the requisite percentage of voting securities will not make it a holding company or require SEC
 approval.(1)   Specifically, PUHCA section 33(a)(1) provides that a foreign utility company will not be deemed to be a public utility company under PUHCA. Section 33(a)(2) makes the exemption of section 33(a)(1) effective for a foreign utility company with a domestic utility affiliate upon certification to the SEC by the state commission having jurisdiction over the retail rates of the domestic utility affiliate "that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

 ---------------------
 (1) PUHCA section 33(a)(3) defines "foreign utility company" as any PUHCA-defined public utility company whose facilities are not located in the United States if such company "derives no part of its income, directly or indirectly, from the generation, transmission, or distri-bution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the United States," and neither the company nor any of its subsidiaries is a public utility company operating in the United States. The term "foreign utility company" as used in this letter has the meaning set forth in section 33(a)(3).

      Enron has requested that we provide to the SEC the certification specified in section 33(a)(2) of PUHCA.

      In considering this matter, we have reviewed our regulatory authority provided by the Oregon public utility laws and the resources available to us to carry out our statutory responsibilities. We have also relied upon the statements and commitments contained in the enclosed letter from Enron requesting this certification. More importantly, we have recently entered an order approving the aforementioned merger between Enron and PGC. That order contains several conditions to assist us in monitoring dealings between Enron and PGE. The Commission assumes that Enron will comply with all of the conditions in the merger order. Finally, we have considered that PUHCA permits us, upon the filing of a notice, to revise or withdraw this certification prospectively as to any future acquisition.

      Based upon the foregoing, we certify to the Securities and Exchange Commission that we have the authority and resources to protect ratepayers subject to our jurisdiction and we intend to exercise that authority.


 /s/Roger Hamilton        /s/Joan Smith       /s/Ron Eachus

 Roger Hamilton           Joan Smith          Ron Eachus
 Chairman                 Commissioner        Commissioner

 Enclosure (Enron letter dated May 27, 1997)

 cc:  Charles L. Best
      Attorney at Law
      Suite 805
      1220 S.W. Morrison Street
      Portland, OR  97205